Kirin Corp.
Paikattu House
CRA 149 Areekuzhy Road
Angamaly, India 683572

Via EDGAR

August 4, 2015

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:            Mara L. Ransom

Re:            Kirin Corp.
Registration Statement on Form S-1
Filed June 16, 2015
File No. 333-205002

Dear Mara L. Ransom:

In connection with the Company's response to the United States Securities and Exchange Commission's (the "Commission") comments in a letter dated July 13, 2015 by Mara L. Ransom, Assistant Director of the Commission's Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
▪	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
▪	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kirin Corp.

/s/ Rachel Samuel
Rachel Samuel